UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SHENGTAI PHARMACEUTICAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

952165108
(CUSIP Number)

Qingtai Liu
Changda Road East
Development District, Changle County
Shandong, China 262400
(+86) 536-2188831
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 952165108	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Qingtai Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
3,594,863 shares of common stock[1]
	8	SHARED VOTING POWER
194,150 shares of common stock[2]
	9	SOLE DISPOSITIVE POWER
3,594,863 shares of common stock[1]
	10	SHARED DISPOSITIVE POWER
194,150 shares of common stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,789,013 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.5%
14	TYPE OF REPORTING PERSON (see instructions)
IN

1 Includes options to purchase 100,000 shares of common stock of the Company which are exercisable within 60 days.

2 Includes 194,150 shares of common stock owned by Quingtai Liu’s spouse.

CUSIP No. 952165108	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Qiuling Tian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
194,150 shares of common stock
	8	SHARED VOTING POWER
3,594,863 shares of common stock[3]
	9	SOLE DISPOSITIVE POWER
194,150 shares of common stock
	10	SHARED DISPOSITIVE POWER
3,594,863 shares of common stock[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,789,013 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.5%
14	TYPE OF REPORTING PERSON (see instructions)
IN

3 Represents 3,594,863 shares of common stock owned by Quingtai Liu.

CUSIP No. 952165108	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Weijie Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
194,150 shares of common stock
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
194,150 shares of common stock
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,150 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%
14	TYPE OF REPORTING PERSON (see instructions)
IN

Explanatory Note

This Amendment No. 2 (this "Amendment") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2007 and amended by Amendment No. 1 thereto filed with the SEC on March 25, 2013 (as further amended by this Amendment No. 2, this “Schedule 13D”) relating to the common stock, par value $0.001 per share (“Common Stock”), of Shengtai Pharmaceutical, Inc. (the “Company”). The Amendment is being filed in connection with the withdrawal of Mr. Qingtai Liu’s offer to acquire all the outstanding shares of the Company's common stock not currently owned by him and his affiliates in a going private transaction at a proposed price of $1.65 per share in cash.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by deleting the following:

The Reporting Persons anticipate that approximately US$9,407,886 will be expended in acquiring 5,701,749 outstanding shares of Common Stock owned by stockholders of the Company other than the Reporting Persons (the “Publicly Held Shares”). This amount does not include the estimated funds required to pay for any outstanding options or warrants to purchase Common Stock or any transaction costs associated with such acquisition.

The Reporting Persons intend to finance the Proposed Transaction (as described in Item 4 below) with a combination of debt and equity capital.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Except as set forth herein, the Reporting Persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

To the knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Withdrawal Letter

Exhibit 99.2	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2013

/s/ Qingtai Liu
Name: Qingtai Liu

/s/ Qiuling Tian
Name: Qiuling Tian

/s/ Weijie Liu
Name: Weijie Liu